

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

**DIVISION OF**
**CORPORATION FINANCE**

November 8, 2018

David L. Trautman
Chief Executive Officer and President
Park National Corporation
50 North Third Street
Newark, OH 43055

> **Re: Park National Corporation**
> **Registration Statement on Form S-4**
> **Filed November 2, 2018**
> **File No. 333-228145**

Dear Mr. Trautman:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Eric Envall at (202) 551-3234 with any questions.

Sincerely,

Division of Corporation Finance
Office of Financial Services